March 5, 1999

Via Fax

Sheldahl, Inc.
John McManus
V.P. Finance


Dear Mr. McManus;

	The bank group has voted to approve Sheldahl's request to satisfy the requirement specified in section 8.1(q) of the First Amendment To Credit And Security Agreement provided that Sheldahl raises $8MM of Net Equity Proceeds on or before March 8, 1999. As a further condition to this satisfaction, Sheldahl agrees to provide documentary evidence of the amount of New Equity Proceeds raised at the agent's request.

	If you have any questions, please contact me at 612-673-8590.

Norwest Bank Minnesota, Inc.

Sincerely,

/s/ Terry Jackson
Vice President

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